UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Apollomics Inc.
(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G0411D107
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Asia GP, L.P. OrbiMed Asia GP II, L.P. OrbiMed Advisors Limited OrbiMed Advisors II Limited 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0411D107

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 662,561 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 662,561 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 662,561 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 10.3% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	Excludes 50,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Apollomics Inc. (the “Issuer”) that may be acquired upon the exercise of warrants that will become exercisable six months following March 29, 2023 (the “Penny Warrants”) and 17,331,074 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), of the Issuer. The Class B Ordinary Shares automatically convert into Class A Ordinary Shares six months following March 29, 2023.

(2)	This percentage is calculated based upon 6,412,705 Class A Ordinary Shares outstanding as set forth in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2023, without giving effect to the Penny Warrants or the Class B Ordinary Shares.

CUSIP No. G0411D107

1		Names of Reporting Persons. OrbiMed Asia GP, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 67,415 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,415 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,415 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.0% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Excludes 1,743,063 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), of Apollomics Inc. (“the Issuer”). The Class B Ordinary Shares automatically convert into Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of the Issuer six months following March 29, 2023.

(2)	This percentage is calculated based upon 6,412,705 Class A Ordinary Shares outstanding as set forth in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2023, without giving effect to the Class B Ordinary Shares.

CUSIP No. G0411D107

1		Names of Reporting Persons. OrbiMed Advisors Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 67,415 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 67,415 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 67,415 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.0% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Excludes 1,743,063 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), of Apollomics Inc. (“the Issuer”). The Class B Ordinary Shares automatically convert into Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of the Issuer six months following March 29, 2023.

(2)	This percentage is calculated based upon 6,412,705 Class A Ordinary Shares outstanding as set forth in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2023, without giving effect to the Class B Ordinary Shares.

CUSIP No. G0411D107

1		Names of Reporting Persons. OrbiMed Asia GP II, L.P.
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 595,146 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 595,146 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 595,146 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.3% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Excludes 50,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Apollomics Inc. (the “Issuer”) that may be acquired upon the exercise of warrants that will become exercisable six months following March 29, 2023 (the “Penny Warrants”) and 15,588,011 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), of the Issuer. The Class B Ordinary Shares automatically convert into Class A Ordinary Shares six months following March 29, 2023.

(2)	This percentage is calculated based upon 6,412,705 Class A Ordinary Shares outstanding as set forth in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2023, without giving effect to the Penny Warrants or the Class B Ordinary Shares.

CUSIP No. G0411D107

1		Names of Reporting Persons. OrbiMed Advisors II Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 595,146 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 595,146 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 595,146 (1)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.3% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Excludes 50,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Apollomics Inc. (the “Issuer”) that may be acquired upon the exercise of warrants that will become exercisable six months following March 29, 2023 (the “Penny Warrants”) and 15,588,011 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”), of the Issuer. The Class B Ordinary Shares automatically convert into Class A Ordinary Shares six months following March 29, 2023.

(2)	This percentage is calculated based upon 6,412,705 Class A Ordinary Shares outstanding as set forth in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2023, without giving effect to the Penny Warrants or the Class B Ordinary Shares.

Item 1.  Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Apollomics Inc., an exempted company incorporated in the Cayman Islands (the “Issuer”), with its principal executive offices located at 989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404. The Class A Ordinary Shares are listed on the Nasdaq Stock Market under the ticker symbol “APLM”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On March 29, 2023, the Issuer consummated its business combination (the “Business Combination”) pursuant to the Business Combination Agreement (as amended, the “BCA”), by and among the Issuer, Maxpro Capital Acquisition Corp., a Delaware Corporation (“Maxpro”), and Project Max SPAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer.

Item 2. Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Asia GP, L.P. (“OAP GP”), OrbiMed Asia GP II, L.P. (“OAP GP II”), OrbiMed Advisors Limited (“Advisors”), and OrbiMed Advisors II Limited (“Advisors II”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OAP GP, a Cayman Islands exempted limited partnership, is the general partner of a limited partnership, as more particularly described in Item 6 below. OAP GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Advisors, a Cayman Islands exempted company, is the general partner of OAP GP, as more particularly described in Item 6 below. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OAP GP II, a Cayman Islands exempted limited partnership, is the general partner of a limited partnership, as more particularly described in Item 6 below. OAP GP II has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Advisors II, a Cayman Islands exempted company, is the general partner of OAP GP II, as more particularly described in Item 6 below. Advisors II has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment manager of limited partnerships, as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OAP GP, Advisors, OAP GP II, and Advisors II are set forth on Schedules I, II, III, IV, and V, respectively, attached hereto. Schedules I, II, III, IV, and V set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through V has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On July 27, 2016, Advisors II and OAP GP II, pursuant to their authority under the limited partnership agreement of OrbiMed Asia Partners II, L.P. (“OAP II”), a limited partnership organized under the laws of the Cayman Islands, as more particularly referred to in Item 6 below, caused OAP II to purchase 79,518,545 Series A-1 Preferred Shares and 39,759,272 Series A-1 warrants of CB Therapeutics, Inc. (“Old Apollomics”).

On July 25, 2017, Advisors II and OAP GP II, pursuant to their authority under the limited partnership agreement of OAP II, as more particularly referred to in Item 6 below, caused OAP II to purchase 66,270,726 Series A-2 Preferred Shares of Old Apollomics.

On January 5, 2018, Advisors II and OAP GP II, pursuant to their authority under the limited partnership agreement of OAP II, as more particularly referred to in Item 6 below, caused OAP II to purchase 13,405,405 ordinary shares of Old Apollomics (“Old Apollomics Ordinary Shares”).

On April 1, 2018, Advisors and OAP GP, pursuant to their authority under the limited partnership agreement of OrbiMed Asia Partners, L.P. (“OAP”), a limited partnership organized under the laws of the Cayman Islands, as more particularly referred to in Item 6 below, caused OAP to purchase 25,258,130 Old Apollomics Ordinary Shares.

On September 19, 2018, Advisors II and OAP GP II, pursuant to their authority under the limited partnership agreement of OAP II, as more particularly referred to in Item 6 below, caused OAP II to convert 39,759,272 Series A-1 warrants to 39,759,272 Series A Preferred Shares of Old Apollomics and to purchase 24,028,521 Series B Preferred Shares of Old Apollomics.

Immediately prior to the closing of the Business Combination (the “Closing”), each share of Series A-1 Preferred Shares, Series A-2 Preferred Shares and Series B Preferred Shares of the Issuer was converted (the “Pre-Closing Conversion”) into Old Apollomics Ordinary Shares. Immediately following the Pre-Closing Conversion but prior to the Closing, each Old Apollomics Ordinary Share was converted (the “Share Split”) into a number of Class B ordinary shares, par value $0.0001 per share, of the Issuer (the “Class B Ordinary Shares”) equal to the number of Old Apollomics Ordinary Shares multiplied by the Exchange Ratio. The “Exchange Ratio” was equal to 89.9 million Old Apollomics Ordinary Shares divided by the aggregate number of fully diluted Issuer shares (as further described in the BCA) immediately prior to the Share Split. Additionally, pursuant to the BCA, the board of directors of the Issuer determined to issue Class A Ordinary Shares in place of 3,099,990 Class B Ordinary Shares to the legacy shareholders of the Issuer, including OAP and OAP II. Each Class B Ordinary Share will automatically convert into a Class A Ordinary Share six months following the Closing.

On February 9, 2023, Advisors II and OAP GP II, pursuant to their authority under the limited partnership agreement of OAP II, as more particularly described in Item 6 below, caused OAP II to enter into a Subscription Agreement (the “Subscription Agreement”) with the Issuer pursuant to which OAP II purchased 200,000 Class B Ordinary Shares at $10.00 per Class B Ordinary Share (the “PIPE Subscription”). For each Class B Ordinary Share purchased pursuant to the Subscription Agreement, OAP II received one-fourth of one warrant of the Issuer (the “Penny Warrants”). Each whole Penny Warrant is exercisable to purchase one Class A Ordinary Share beginning six months following the Closing. The PIPE Subscription closed immediately prior to the completion of the transactions contemplated by the BCA.

The source of funds for such purchases was the working capital of OAP and OAP II.

At the Closing, and after giving effect to the PIPE Subscription, OAP received 67,415 Class A Ordinary Shares and 1,743,063 Class B Ordinary Shares, and OAP II received 595,146 Class A Ordinary Shares, 15,588,011 Class B Ordinary Shares, and 50,000 Penny Warrants.

OrbiMed Advisors, as the advisory company of OAP and OAP II, may be deemed to be the beneficial owner of approximately 10.3% of the outstanding Class A Ordinary Shares.

Item 4.  Purpose of Transaction

This Statement relates to the acquisition of Class A Ordinary Shares by the Reporting Persons. The Class A Ordinary Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of shares or otherwise, they may acquire shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 6,412,705 Class A Ordinary Shares outstanding as set forth in the Issuer’s Annual Report on Form 20-F, filed with the SEC on March 31, 2023.

As of the date of this filing, OAP holds 67,415 Class A Ordinary Shares, constituting approximately 1.0% of the issued and outstanding Class A Ordinary Shares. OAP GP is the general partner of OAP pursuant to the terms of the limited partnership agreement of OAP, Advisors is the general partner of OAP GP pursuant to the terms of the limited partnership agreement of Advisors, and OrbiMed Advisors is the advisory company of OAP pursuant to the terms of the limited partnership agreement of OAP. As a result, OAP GP, Advisors, and OrbiMed Advisors share power to direct the vote and disposition of the Class A Ordinary Shares held by OAP and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Class A Ordinary Shares held by OAP. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Class A Ordinary Shares held by OAP.

As of the date of this filing, OAP II holds 595,146 Class A Ordinary Shares, constituting approximately 9.3% of the issued and outstanding Class A Ordinary Shares. OAP GP II is the general partner of OAP II pursuant to the terms of the limited partnership agreement of OAP II, Advisors II is the general partner of OAP GP II pursuant to the terms of the limited partnership agreement of Advisors II, and OrbiMed Advisors is the advisory company of OAP II pursuant to the terms of the limited partnership agreement of OAP II.

As a result, OAP GP II, Advisors II, and OrbiMed Advisors share power to direct the vote and disposition of the Class A Ordinary Shares held by OAP II and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Class A Ordinary Shares held by OAP II. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Class A Ordinary Shares held by OAP II.

In addition, OrbiMed Advisors, OAP GP, Advisors, OAP GP II, and Advisors II, pursuant to their authority under the limited partnership agreements of OAP and OAP II, caused OAP and OAP II to enter into the agreements referred to in Item 6 below.

(c) Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days in any Class A Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OAP GP is the general partner of OAP, pursuant to the terms of the limited partnership agreement of OAP and Advisors is the general partner of OAP GP pursuant to the terms of the limited partnership agreement of OAP GP. Pursuant to this agreement and relationship, OAP GP and Advisors have discretionary investment management authority with respect to the assets of OAP. Such authority includes the power to vote and otherwise dispose of securities held by OAP. The number of outstanding Class A Ordinary Shares of the Issuer attributable to OAP is 67,415 Class A Ordinary Shares. OAP GP and Advisors, pursuant to their authority under the limited partnership agreements of OAP and Advisors, respectively, may be considered to hold indirectly 67,415 Class A Ordinary Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OAP GP II is the general partner of OAP II, pursuant to the terms of the limited partnership agreement of OAP II and Advisors II is the general partner of OAP GP II pursuant to the terms of the limited partnership agreement of OAP GP II. Pursuant to this agreement and relationship, OAP GP II and Advisors II have discretionary investment management authority with respect to the assets of OAP II. Such authority includes the power to vote and otherwise dispose of securities held by OAP II. The number of outstanding Class A Ordinary Shares of the Issuer attributable to OAP II is 595,146 Class A Ordinary Shares. OAP GP II and Advisors II, pursuant to their authority under the limited partnership agreements of OAP II and Advisors II, respectively, may be considered to hold indirectly 595,146 Class A Ordinary Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the advisory company of OAP and OAP II, pursuant to the terms of the limited partnership agreements of OAP and OAP II. Pursuant to these agreements and relationships, OrbiMed Advisors, OAP GP, and Advisors have discretionary investment management authority with respect to the assets of OAP and OrbiMed Advisors, OAP GP II, and Advisors II have discretionary investment management authority with respect to the assets of OAP II. Such authority includes the power of OAP GP and Advisors to vote and otherwise dispose of securities held by OAP and the power of OAP GP II and Advisors II to vote and otherwise dispose of the securities held by OAP II. The number of outstanding Class A Ordinary Shares attributable to OAP is 67,415 Class A Ordinary Shares and the number of Class A Ordinary Shares attributable to OAP II is 595,146 Class A Ordinary Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited partnership agreements of OAP and OAP II, may also be considered to hold indirectly 662,561 Class A Ordinary Shares.

Company Shareholder Voting Agreement

In addition, concurrently with the execution of the BCA, OAP, OAP II, Maxpro, the Issuer and certain other shareholders of the Issuer entered into a Company Shareholder Voting Agreement pursuant to which the parties to the agreements agreed, among other things, to vote any of the shares of Issuer held by them in favor of the Business Combination.

Subscription Agreement

As described in Item 3 above, on February 9, 2023, Advisors II and OAP GP II, pursuant to their authority under the limited partnership agreement of OAP II, caused OAP II to enter into the Subscription Agreement, pursuant to which OAP II participated in the PIPE Subscription.

Registration Rights

Within 60 days following the Closing, the Issuer will file a registration statement on Form F-1 or such other form of registration statement as is then available (the “Registration Statement”) registering the resale of the Class A Ordinary Shares into which the Class B Ordinary Shares purchased in the PIPE Subscription are convertible (the “Converted Shares”) and will use its commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof and will use its reasonable best efforts to, at its expense, cause the Registration Statement or another registration statement (which may be a “shelf registration statement”) to remain effective until the earlier of (i) the date on which all of the Converted Shares have been sold or (ii) the first date on which OAP II can sell all of its Converted Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act of 1933, as amended.

Warrant Agreement

In connection with OAP II’s entry into the Subscription Agreement, Advisors II and OAP GP II, pursuant to their authority under the limited partnership agreement of OAP II, caused OAP II to enter into a Warrant Agreement (the “Warrant Agreement”) pursuant to which the Penny Warrants were issued.

Registration Rights

Within 60 days following the Closing, the Issuer will file a registration statement on Form F-1 or such other form of registration statement as is then available (the “Registration Statement”) registering the resale of the Class A Ordinary Shares underlying the Penny Warrants and issuable upon the exercise of the Penny Warrants (the “Warrant Shares”) and will use its commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof and will use its reasonable best efforts to, at its expense, cause the Registration Statement or another registration statement (which may be a “shelf registration statement”) to remain effective until the earlier of (i) the date on which all of the Warrant Shares have been sold or (ii) the first date on which OAP II can sell all of its Warrant Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act of 1933, as amended.

The foregoing descriptions of the Company Shareholder Voting Agreement, Subscription Agreement and Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Company Shareholder Voting Agreement, Subscription Agreement and Warrant Agreement, which are filed as Exhibits 2 and 3 and are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Asia GP, L.P., OrbiMed Asia GP II, L.P., OrbiMed Advisors Limited, and OrbiMed Advisors II Limited.
2.	Company Shareholder Voting Agreement, dated as of September 14, 2022, by and among Maxpro Capital Acquisition Corp., Apollomics Inc. and certain shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on November 22, 2022).
3.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to Amendment 3 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 10, 2023).
4.	Form of Warrant Agreement (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 10, 2023).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2023
ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED ASIA GP, L.P.

	By:	ORBIMED ADVISORS LIMITED, its general partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ADVISORS LIMITED

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ASIA GP II, L.P.

	By:	ORBIMED ADVISORS II LLC, its managing member

	By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ADVISORS II LIMITED

	By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Asia GP, L.P. are managed by the executive officers and directors of OrbiMed Advisors Limited, set forth in Schedule III attached hereto.

SCHEDULE III

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors Limited

Sven H. Borho German and Swedish Citizen	Director	Director OrbiMed Advisors Limited

W. Carter Neild	Director	Director OrbiMed Advisors Limited

Geoffrey C. Hsu	Director	Director OrbiMed Advisors Limited

David P. Bonita	Director	Director OrbiMed Advisors Limited

Sunny Sharma Indian Citizen	Director	Director OrbiMed Advisors Limited

David G. Wang	Director	Director OrbiMed Advisors Limited

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors Limited

SCHEDULE IV

The business and operations of OrbiMed Asia GP II, L.P. are managed by the executive officers and directors of OrbiMed Advisors II Limited, set forth in Schedule V attached hereto.

SCHEDULE V

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors II Limited

Sven H. Borho German and Swedish Citizen	Director	Director OrbiMed Advisors II Limited

W. Carter Neild	Director	Director OrbiMed Advisors II Limited

Geoffrey C. Hsu	Director	Director OrbiMed Advisors II Limited

David P. Bonita	Director	Director OrbiMed Advisors II Limited

Sunny Sharma Indian Citizen	Director	Director OrbiMed Advisors II Limited

David G. Wang	Director	Director OrbiMed Advisors II Limited

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors II Limited

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Asia GP, L.P., OrbiMed Asia GP II, L.P., OrbiMed Advisors Limited, and OrbiMed Advisors II Limited.
2.	Company Shareholder Voting Agreement, dated as of September 14, 2022, by and among Maxpro Capital Acquisition Corp., Apollomics Inc. and certain shareholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on November 22, 2022).
3.	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 to Amendment 3 to the Company’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 10, 2023).
4.	Form of Warrant Agreement (incorporated by reference to Exhibit 4.8 to Amendment No. 3 to the Issuer’s Registration Statement on Form F-4 (File No. 333-268525) filed with the SEC on February 10, 2023).